UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

System1, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87200P109

(CUSIP Number)

Christopher Phillips

c/o Just Develop It Limited

Larch House Parklands Business Park

Denmead, Hampshire PO7 6XP

United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons JDI & AFH Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 28,650,499 shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 28,650,499 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,650,499 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13D is filed by JDI & AFH Limited (“J&A”), Just Develop It Limited, (“JDIL”) and Christopher Phillips (each, a “Reporting Person” and, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by J&A.
(3)	This percentage is calculated based upon 103,773,933 shares of Class A Common Stock outstanding as of January 27, 2022.

CUSIP No. 87200P109

1.	Names of Reporting Persons Just Develop It Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,225,000 shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,225,000 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,225,000 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares were acquired at the Closing Date (as defined below) in connection with the Business Combination (as defined below) and consist of (i) 500,000 shares issuable upon the exercise of 500,000 warrants (the “Warrants”) to purchase one share for $11.50 per share and (ii) 725,000 shares issuable pursuant to 725,000 restricted stock units (“RSUs”). The Warrants by their terms become exercisable (including by cash settlement) 30 days following the Closing Date. The terms of the Warrants are set forth in the Warrant Agreement (the “Warrant Agreement”), dated June 19, 2020, between Trebia Acquisition Corp. and Continental Stock Transfer & Trust Company, filed with the SEC on June 22, 2020 as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K. The RSUs were granted to JDIL as of the closing of the Business Combination and which vest upon the occurrence of: (a) the first trading day on which the volume weighted average price of the Company’s Class A common stock equals or exceeds $12.50 per share for any 20 trading days within a period of 30 consecutive trading days or (b) a Change of Control (as defined in the Business Combination Agreement) in which the valuation of the Company’s Class A common stock is equal to or in excess of $12.50 per share, in each case during the five-year period following the closing of the Business Combination.

(3)	This percentage is calculated based upon 103,773,933 shares of Class A Common Stock outstanding as of January 27, 2022.

CUSIP No. 87200P109

1.	Names of Reporting Persons Christopher Stephen Phillips
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,875,499 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 29,875,499 shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,875,499 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares consist of (i) 28,650,499 shares held by J&A, (ii) 500,000 shares issuable upon the exercise of 500,000 Warrants and (ii) 725,000 shares issuable pursuant to 725,000 RSUs. The Warrants by their terms become exercisable (including by cash settlement) 30 days following the Closing Date. The terms of the Warrants are set forth in the Warrant Agreement filed with the SEC on June 22, 2020 as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K. The RSUs were granted to JDILas of the closing of the Business Combination and which vest upon the occurrence of: (a) the first trading day on which the volume weighted average price of the Company’s Class A common stock equals or exceeds $12.50 per share for any 20 trading days within a period of 30 consecutive trading days or (b) a Change of Control (as defined in the Business Combination Agreement) in which the valuation of the Company’s Class A common stock is equal to or in excess of $12.50 per share, in each case during the five-year period following the closing of the Business Combination. Mr. Phillips is a director of each of J&A and JDIL and has voting and dispositive power over the shares held by J&A and JDIL.

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, $0.001 par value (“Class A Common Stock”) of System1, Inc. (formerly known as Trebia Acquisition Corp.), a Delaware corporation (the “Issuer” or “System1”). The address of the principal executive offices of the Issuer is 4235 Redwood Avenue, Marina Del Rey, CA 90066. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)

This Schedule 13D is filed by JDI & AFH Limited, a private limited company organized under the laws England and Wales (“J&A”), Just Develop It Limited, a private limited company organized under the laws England and Wales (“JDIL”) and Christopher Phillips (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is Larch House Parklands Business Park Denmead, Hampshire PO7 6XP, United Kingdom.

(c)

The principal business of J&A and JDIL is a venture capital investment business. Mr. Phillips serves as a member of the board of directors of the Issuer (the “Board”), as well as a director of each of J&A and JDIL. Mr. Phillips is the [CEO] of JDIL.

(d)	During the last five years, none of the Reporting Persons or the Listed Persons (as defined below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons or the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of J&A and JDIL was organized under the laws of England and Wales. Each of the Listed Persons is a citizen of the United Kingdom.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members and each other person controlling J&A and JDIL (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were issued to J&A in connection with the completion of the business combination (the “Business Combination”) on January 27, 2022 (the “Closing Date”) as contemplated by that certain Business Combination Agreement, dated as of June 28, 2021, as amended on November 30, 2021, January 10, 2022 and January 25, 2022, by and among S1 Holdco, LLC, a Delaware limited liability company (“S1 Holdco”), System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected” and, together with S1 Holdco, the “Companies” or “Old System1”), and the other parties signatory thereto (as it may be amended and/or restated from time to time, the “Business Combination Agreement”).

The series of mergers (the “Mergers”) undertaken in connection with the Business Combination are described as follows, collectively: (A) (i) CSC III System1 Blocker Inc. merged with and into Trebia, with Trebia surviving (the “CSC Blocker 1 Merger”), (ii) CSC (Offshore) III System1 Blocker, Inc. merged with and into Trebia, with Trebia surviving (the “CSC Blocker 2 Merger”) and (iii) CSC III-A System1 Blocker, Inc. merged with and into Trebia, with Trebia surviving (the “CSC Blocker 3 Merger” and, collectively, the “Blocker Mergers”); (B) Orchid Merger Sub I, Inc. merged with and into Protected (the “Protected Merger”), with Protected surviving the Protected Merger as a wholly owned subsidiary of Trebia; (C) Protected merged with and into Orchid Merger Sub II, LLC (“Trebia Merger Sub LLC” and, such merger, the “LLC Merger”) with Trebia Merger Sub LLC surviving the LLC Merger (such surviving entity of the LLC Merger, “Protected Holding LLC”); (D) Orchid Finco LLC merged with and into Protected Holding LLC (the “Finco-LLC Merger”) with Protected Holding LLC surviving the Finco-LLC Merger; (E) Trebia contributed 100% of the outstanding equity interests of Protected Holding LLC to S1 Holdco and (F) System1 Midco, LLC merged with and into Protected Holding LLC (the “LLC-Midco Merger”) with Protected Holding LLC surviving the LLC-Midco Merger.

Prior to the Closing Date and in connection with the Business Combination, Trebia filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Trebia was domesticated and continues as a Delaware corporation, while also changing its name to “System1, Inc.” (the “Domestication”). In connection with the Domestication, on the day prior to the Closing Date, among other things (a) each Class A ordinary share, par value $0.0001 per share, of Trebia (the “Trebia Class A Ordinary Shares”) that was issued and outstanding immediately prior to the Domestication was converted, on a one-for-one basis, into one share of Class A Common Stock, (b) each Class B ordinary share, par value $0.0001 per share, of Trebia (the “Trebia Class B Ordinary Shares”) that was issued and outstanding immediately prior to the Domestication was converted, on a one-for-one basis, into one share of Class A Common Stock and (c) the certificate of incorporation of System1 (the “System1 Charter”) was adopted and filed with the Secretary of State in Delaware pursuant to the Delaware General Corporation Law (the “DGCL”), and the System1 Charter and bylaws of System1 (the “System1 Bylaws”) became the governing documents of System1.

In connection with the Business Combination, the S1 Holdco and Protected UK sellers received 47,237,249 shares of Class A Common Stock and 22,077,319 shares of Class C common stock, par value $0.0001 per share of the Issuer (the “Class C Common Stock”). The shares of Class C Common Stock are voting, non-economic shares of the Issuer and were issued to holders of noncontrolling economic interest in common units of S1 Holdco, which units are exchangeable (together with the cancellation of an equal number of shares of Class C Common Stock) into Class

A common stock on a 1-for-1 basis. Additionally, in connection with the Business Combination the Issuer issued 725,000 RSUs to JDIL, which vest upon the occurrence of: (a) the first trading day on which the volume weighted average price of the Company’s Class A common stock equals or exceeds $12.50 per share for any 20 trading days within a period of 30 consecutive trading days or (b) a Change of Control (as defined in the Business Combination Agreement) in which the valuation of the Company’s Class A common stock is equal to or in excess of $12.50 per share, in each case during the five-year period following the closing of the Business Combination.

Additionally, in connection with the Business Combination, JDIL entered in a warrant transfer agreement, dated as of January 27, 2022, with BGPT Trebia, LP (the “BGPT Sponsor”), pursuant to which JDIL acquired 500,000 Warrants for an aggregate purchase price of $750,000.

The securities of Old System1 held by J&A and exchanged for equity consideration in the Business Combination were purchased for an aggregate purchase price of $286,504,990. The funds used by (i) J&A to acquire the securities of Old System1 and (ii) JDIL to acquire the Warrants were obtained from capital contributions by its partners.

Item 4. Purpose of Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Common Stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

J&A intends to transfer all its shares of Class A Common Stock to members of J&A. In that transfer, JDIL, a member of J&A, will receive 19,508,187 shares of Class A Common Stock. Following such transfer, J&A will beneficially own no shares of Class A Common Stock , JDIL will beneficially own (shared voting and dispositive power) 20,733,187 shares of Class A Common Stock, and Christopher Phillips will beneficially own (shared voting and dispositive power) 20,733,187 shares of Class A Common Stock and the Reporting Persons’ aggregate beneficial ownership percentage will be approximately 20.0% of the outstanding shares of Class A Common Stock. (based on 103,753,433 shares of Common Stock outstanding as of January 27, 2022).

Further, subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Persons beneficially own, in the aggregate, 29,875,499 shares of Class A Common Stock. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 29.8% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 103,753,433 shares of Common Stock outstanding as of January 27, 2022.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On January 27, 2022, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, System1, the BGPT Sponsor, Trasimene Trebia, LP (the “Trasimene Sponsor” and, together with the BGPT Sponsor, the “Sponsors”), JDIL and the other parties thereto, entered into the Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer will be obligated to file a registration statement to register the resale of all Issuer Common Stock held the parties thereto. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties of the Registration Rights Agreement may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1 or Form S-3 to register certain shares of the Issuer Common Stock held by or otherwise issuable to such parties of the Registration Rights Agreement. The Registration Rights Agreement also provides the parties of the Registration Rights Agreement with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Bylaws

In connection with the Business Combination, on the Closing Date, the Issuer adopted its Bylaws, which, subject to certain exceptions, restricted the former equityholders of Old System1, including J&A, from transferring any securities in System1 received as consideration in connection with the Business Combination, including any earnout shares, during the Lockup Period (as defined below). Such restrictions begin at the Closing Date and ending on the date that is 180 days after the Closing Date; provided, that during the period beginning 150 days after the Closing Date and ending on the date that is 180 days after the Closing Date, the Lockup Period shall end immediately upon the day that the volume-weighted average price of the Class A Common Stock reaches a price of at least $12.00 per share for twenty out of the thirty consecutive trading days.

The foregoing description of the terms of the Registration Rights Agreement and the Bylaws is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement and Bylaws, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

A.	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39331), filed with the SEC on February 2, 2022 (the “Super 8-K”)).

B.	Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 of the Super 8-K).

C.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

JDI & AFH LIMITED

By:	/s/ Christopher Phillips
Name: Christopher Phillips
Title: Director

JUST DEVELOP IT LIMITED

By:	/s/ Christopher Phillips
Name: Christopher Phillips
Title: Director

CHRISTOPHER PHILLIPS
/s/ Christopher Phillips

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE I

Directors of JDI & AFH Limited and Just Develop It Limited

Christopher Phillips

c/o JDI & AFH Limited

Principal Office: Larch House Parklands Business Park Denmead, Hampshire PO7 6XP, United Kingdom

Occupation: Venture Capital Investment

Citizenship: United Kingdom

Nicholas Baker

c/o JDI & AFH Limited

Principal Office: Larch House Parklands Business Park Denmead, Hampshire PO7 6XP, United Kingdom

Occupation: Venture Capital Investment

Citizenship: United Kingdom

Exhibit(s):

A.	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39331), filed with the SEC on February 2, 2022 (the “Super 8-K”)).

B.	Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 of the Super 8-K).

C.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.